UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: October 1, 2000 to December 31, 2000


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies")and Central and South West Services, Inc. (Services): 1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from October 1, 2000 through December 31, 2000.

On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP"). As part of the SEC order approving the acquisition CSW Services was to be combined with AEP Service Corporation by 12/31/2000. Therefore, these are the final statements for CSW Services to be filed.

The requested information for the reporting period October 1, 2000 through December 31, 2000, is as follows:

     1) Copies of the Operating Companies and Services balance sheet for the reporting period ended December 31, 2000 are attached as Exhibit 1.

     2) Copies of the Operating Companies and Services income statement for the twelve months ended December 31, 2000 are attached as Exhibit 2.

     3) A) The name(s) of each company providing the marketing services authorized by this order during the period ended December 31, 2000 are: NONE.

        B) The total number of Home Certifications made during the period ended December 31, 2000 are: NONE.

                                S I G N A T U R E
                                -----------------


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 3rd day of April 2001.

                                                               Central Power and
                                                           Light Company, et al.

                                                                /s/ Armando Pena
                                                                    Armando Pena

                                                                       Treasurer

                                INDEX TO EXHIBITS






Exhibit

Number                                      Exhibit


1 Balance sheet for the reporting period ended December 31, 2000, as required for:
                            a)  Central Power and Light (CPL)
                            b)  Public Service Company of Oklahoma (PSO)
                            c)  Southwestern Electric Power Company (SWEPCO)
                            d)  West Texas Utilities Company (WTU)
                            e)  Central and South West Services, Inc. (Services)

2 Income statement for the twelve months ended December 31, 2000, as required for:

                            a) Central Power and Light (CPL)
                            b) Public Service Company of Oklahoma (PSO)
                            c) Southwestern Electric Power Company (SWEPCO)
                            d) West Texas Utilities Company (WTU)
                            e) Central and South West Services, Inc.(Services)

Central Power and Light Company                         Exhibit 1 (a)
Consolidated Balance Sheet                               Page 1 of 2

                                                      As of December 31,
                                                             2000
                                                         (thousands)
ASSETS

Electric Utility Plant

    Production                                              $     3,175,867
    Transmission                                                    581,931
    Distribution                                                  1,221,750
    General                                                         237,764
    Construction work in progress                                   138,273
    Nuclear fuel                                                    236,859
                                                   -------------------------
                                                                  5,592,444
  Less - accumulated depreciation                                 2,297,189
                                                   -------------------------
                                                                  3,295,255
Other Property and Investments                                       44,225
                                                  -------------------------
Long-Term Energy Trading Contracts                                   66,231
                                                  -------------------------


Current Assets

    Cash and cash equivalents                                       14,253
    Accounts receivable:
        General                                                     67,787
        Affiliated Companies                                        31,272
        Allowance for Uncollectible Accounts
Fuel inventory, at LIFO costs                                       22,842
Materials and supplies, at average cost                             53,108
Under-recovered fuel costs                                         127,295
Energy Trading Contracts                                           481,206
Prepayments and other                                                3,014
                                                 -------------------------
                                                                   799,102
Regulatory Assets                                                  202,440
                                                 -------------------------
Regulatory Assets Designated for Securitization                    953,249
                                                 -------------------------
Nuclear Decommissioning Trust Fund                                  93,592
                                                 -------------------------
Deferred Charges                                                    18,402
                                                 -------------------------
                                                                $5,472,496
                                                 =========================

Central Power and Light Company                Exhibit 1 (a)
Consolidated Balance Sheet                      Page 2 of 2

------------------------------------------------------------------------------
                                                         As of December 31,
                                                                2000

                                                      --------------------------
                                                             (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  6,755,535                $      168,888
    Paid-in capital                                                     405,000
    Retained earnings                                                   792,219
                                                      --------------------------
       Total Common Stock Equity                                      1,366,107

    Preferred stock                                                       5,967

    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                               148,500

    Long-term debt                                                    1,254,559
                                                      --------------------------
       Total Capitalization                                           2,775,133
                                                      --------------------------
                                                      --------------------------

Current Liabilities

    Long-term debt due within One Year                                  200,000
    Advances from affiliates                                            269,712
    Accounts payable                                                    128,957
    Payables to  affiliates                                              40,962
    Taxes accrued                                                        55,526
    Interest accrued                                                     26,217
    Energy Trading Contracts                                            489,888
    Other                                                                40,630

                                                      --------------------------
                                                                      1,251,892
                                                      --------------------------
Deferred Income Taxes                                                 1,242,797
                                                      --------------------------
Deferred Investment Tax Credits                                         128,100
                                                      --------------------------
Long-Term Energy Trading Contracts                                       65,740
                                                      --------------------------
Deferred Credits                                                          8,834
                                                      --------------------------

Commitments and Contingencies (Note 8)

                                                                 $     5,472,496
                                                      ==========================

Public Service Company of Oklahoma                    Exhibit 1 (b)
Consolidated Balance Sheet                             Page 1 of 2

-------------------------------------------------------------------------------
                                              As of December 31,
                                                     2000

                                           -------------------------
                                                 (thousands)
ASSETS

Electric Utility Plant

    Production                                      $       914,096
    Transmission                                            396,695
    Distribution                                            938,053
    General                                                 206,731
    Construction work in progress                           149,095
                                           -------------------------
                                                          2,604,670
  Less - Accumulated depreciation                         1,150,253
                                           -------------------------
                                                          1,454,417

Other Property and Investments                               38,211
                                           -------------------------

Long-Term Energy Ttading Contracts                           52,629
                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                               11,301
    Accounts receivable:
        Customers                                            60,424
        Affiliated Companies                                  3,453
        Allowance for Uncollectible Accounts                   (467)
    Fuel inventory, at LIFO costs                            28,113
    Materials and supplies, at average cost                  29,642
    Under-recovered Fuel Costs                               43,267
    Energy Trading Contracts                                382,380
    Prepayments and other                                     1,559
                                                   -----------------
                                                            559,672
                                                   -----------------

Regulatory Assets                                            29,338
                                                   -----------------
Deferred Charges                                              7,889
                                                   -----------------
                                                         $2,142,156
                                                   =================

Public Service Company of Oklahoma             Exhibit 1 (b)
Consolidated Balance Sheet                      Page 2 of 2

-------------------------------------------------------------------
                                            As of Decemeber 31,
                                                    2000

                                          -------------------------
                                                (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:   11,000,000 shares
        Issued 10,482,000 shares and
         outstanding 9,013,000 shares                             $157,230
    Paid-in capital                                                180,000
    Retained earnings                                              137,688
                                                  -------------------------
       Total Common Stock Equity                                   474,918

    Cumulative Preferred Stock Not Subject
         To Mandatory Redeemption                                    5,283

PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding
solely Junior Subordinated Debentures of PSO                        75,000

    Long-term debt                                                 450,822
                                                  -------------------------
       Total Capitalization                                      1,006,023
                                                  -------------------------

Current Liabilities
    Long-term debt due within One Year                              20,000
    Advances from affiliates                                        81,120
    Accounts payable                                               104,379
    Payables to affiliates                                          64,556
    Customer deposits                                               19,294
    Taxes accrued                                                    1,659
    Interest accrued                                                 8,336
    Energy Trading Contracts                                       389,279
    Other                                                           12,137
                                                 -------------------------
                                                                   700,760
                                                 -------------------------
Deferred  Income Taxes                                             312,060
                                                 -------------------------
Deferred Investment Tax Credits                                     35,783
                                                 -------------------------
Regulatory Liabilities and Deferred Credits                         35,292
                                                 -------------------------
Long-Term Energy Trading Contracts                                  52,238
                                                 -------------------------
                                                                $2,142,156
                                                 =========================

Southwestern Electric Power Company               Exhibit 1 (c)
Consolidated Balance Sheet                         Page 1 of 2

----------------------------------------------------------------------
                                                As of December 31,
                                                       2000

                                             -------------------------
                                                   (thousands)
ASSETS

  Electric Utility Plant

    Production                                        $     1,414,527
    Transmission
                                                              519,317

    Distribution

                                                            1,001,237

    General

                                                              325,948

    Construction work in progress
                                                               57,995

                                             -------------------------

                                                            3,319,024

  Less - Accumulated depreciation

                                                            1,457,005

                                             -------------------------

                                                            1,862,019

Other Property and Investments

                                                               39,627

                                             -------------------------

Long-Term Energy Trading Contracts                             63,028
                                             -------------------------

Current Assets
    Cash  and Cash Equivalents

                                                                1,907

    Accounts receivable

          Customers                                            42,310
          Affiliated Companiess                                11,419
          Allowance for Uncollectible Accounts                   (911)
    Fuel inventory, at average costs                           40,024

    Materials and supplies, at average cost                    25,137
    Underrecovered Fuel Costs                                  35,469
    Energy Trading Contracts                                  457,936
    Prepayments and other                                      16,780
                                                  -------------------
                                                              630,071

Regulatory Assets                                              57,082
                                                  -------------------

Deferred Charges                                               10,707
                                                  -------------------
                                                      $     2,662,534
                                                  ===================

Southwestern Electric Power Company            Exhibit 1 (c)
Consolidated Balance Sheet                      Page 2 of 2

-------------------------------------------------------------------
                                                 As of December 31,
                                                        2000

                                             --------------------------
                                                    (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares        $      135,660
    Paid-in capital                                            245,000
    Retained earnings                                          293,989
                                                 ----------------------
        Total Common Stock Equity                              674,649
    Preferred stock                                              4,704
    SWEPCO-obligated, mandatorily redeemable
     preferred securities of subsidiary
     trust holding solely Junior Subordinated
     Debentures of SWEPCO                                      110,000
    Long-term debt                                             645,368
                                                ----------------------
        Total Capitalization                                 1,434,721
                                                ----------------------

Other Noncurrent Liabilities                                    11,290
                                                ----------------------

Current Liabilities
    Long-term debt due within twelve months                        595
    Advances from affiliates                                    16,823
    Accounts payable                                           107,747
    Payables to affiliates                                      36,021
    Customer deposits                                           16,433
    Taxes accrued                                               11,224
    Interest accrued                                            13,198
    Energy Trading Contracts                                   466,198
    Other                                                       15,064
                                               -----------------------
                                                               683,303
                                               -----------------------
Deferred Income Taxes                                          399,204
                                               -----------------------
Deferred Investment Tax Credits                                 53,167
                                               -----------------------
Regulatory Liabilities and Deferred Credits                     18,288
                                               -----------------------
Long-Term Energy Trading Contracts                              62,561
                                               -----------------------
                                                            $2,662,534
                                               =======================

West Texas Utilities Company                    Exhibit 1 (d)
Balance Sheet                                    Page 1 of 2

--------------------------------------------------------------------
                                              As of December 31,
                                                     2000

                                           -------------------------
                                                 (thousands)
ASSETS

  Electric Utility Plant

    Production                                 $      431,793
    Transmission                                      235,303
    Distribution                                      416,587
    General                                           110,832
    Construction work in progress                      34,824
                                      -----------------------
                                                    1,229,339
  Less - Accumulated depreciation                     515,041
                                      -----------------------
                                                      714,298
Other Property and Investments                         23,154
                                      -----------------------
Long-Term Energy Trading Contracts                     20,944
                                      -----------------------

Current Assets
    Cash and Cash Equivalents                           6,941
    Accounts Receivable:
        Customers                                      36,217
        Affiliated Customers                           16,095
        Allowance for Uncollectible Accounts             (288)
    Fuel inventory, at average costs                   12,174
    Materials and Supplies, at average costs           10,510
    Under-recovered fuel costs                         67,655
    Energy Trading Contracts                          152,174
    Prepayments and other                                 851
                                         --------------------
                                                      302,329
                                         --------------------
Regulatory Assets                                      24,808
                                         --------------------
Deferred Charges                                        3,399
                                         --------------------
                                             $      1,088,932
                                         ====================

West Texas Utilities Company                       Exhibit 1 (d)
Balance Sheet                                       Page 2 of 2

-----------------------------------------------------------------------
                                                 As of December 31,
                                                        2000

                                              -------------------------
                                                    (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares  $       137,214
    Paid-in capital                                         2,236
    Retained earnings                                     122,588
                                        -------------------------
        Total Common Stock Equity                         262,038
    Cumulative preferred stock:
         Not Subject to Mandatory Redeemption               2,482
    Long-term debt                                        255,843
                                        -------------------------
        Total Capitalization                              520,363
                                        -------------------------
                                        -------------------------

Current Liabilities
    Advances from affiliates                              58,578
    Accounts payable                                      45,562
    Payables to affiliates                                42,212
    Customer Deposits                                      2,659
    Taxes accrued                                         18,901
    Interest accrued                                       3,717
    Energy Trading Contracts                             154,919
    Other                                                  7,906
                                       -------------------------
                                                         334,454
                                       -------------------------
Deferred Income Taxes                                    157,038
                                       -------------------------
Deferred Investment Tax Credits                           24,052
                                       -------------------------
Regulatory Liabilities and Deferred Credits               32,236
                                       -------------------------

Long-Term Energy Trading Contracts                       20,789
                                      -------------------------

Commitments and Contingencies (Note 8)
                                               $      1,088,932
                                      =========================

Central and South West Services               Exhibit 1 (e)
 Balance Sheet                                 Page 1 of 1

-----------------------------------------------------------------------
                                                    As of December 31,
                                                           2000
                                               --------------------------
                                                       (thousands)
ASSETS

Property, Plant and Equipment

    General                                              $         93,844
  Less - accumulated depreciation                                  38,024
                                                 ------------------------
                                                                   55,820
                                                 ------------------------
Current Assets
    Cash                                                            2,127
    Accounts receivable                                            29,554
    Prepayments                                                       400
                                                 ------------------------
                                                                   32,081
                                                 ------------------------

Deferred Charges and Other Assets                                  30,236
                                                 ------------------------
                                                         $        118,137
                                                 ========================


CAPITALIZATION AND LIABILITIES

Capitalization
    Common stock:  $10 par value
        Authorized shares:  10,000 shares

        Issued and outstanding shares:  10,000 shares     $           100
                                                      -------------------
       Total Common Stock Equity                                      100
                                                      -------------------
       Total Capitalization                                           100
                                                      -------------------

Current Liabilities
    Advances from affiliates                                       67,908
    Payables to affiliates                                          3,727
    Accounts payable                                                6,123
    Accrued taxes                                                   3,678
    Interest Payable                                                  614
    Accrued interest
    Other                                                          16,346
                                                      -------------------
                                                                   98,396
                                                      -------------------
Deferred Credits

    Accumulated deferred income taxes                              12,386
    Other                                                           7,255
                                                      -------------------
                                                                   19,641
                                                      -------------------
                                                         $        118,137
                                                      ===================

Central Power and Light Company                                 Exhibit 2 (a)
Consolidated Statement of Income                                 Page 1 of 1

-----------------------------------------------------------------------------
                                                          Twelve Months
                                                      Ended December 31,

                                                             2000

                                                  ---------------------------
                                                         (thousands)

Electric Operating Revenues                                 $      1,771,177
                                                  ---------------------------

Operating Expenses and Taxes

    Fuel                                                             550,903
    Purchased Power                                                  177,387
    Other Operating                                                  319,539
    Maintenance                                                       60,528
    Depreciation and Amortization                                    178,786
    Taxes Other Than Federal Income Taxes                             80,009
    Federal Income Taxes                                              96,927
                                                  ---------------------------
                                                                   1,464,079

                                                  ---------------------------

Operating Income                                                     307,098
                                                  ---------------------------

Nonoperating Income (Loss)                                             7,235
                                                  ---------------------------

Income Before Interest Charges                                       314,333
                                                  ---------------------------

Interest Charges                                                     124,766
                                                  ---------------------------



Net Income                                                           189,567
    Less:  Preferred stock dividends                                     241
   (Loss) on reaquired perferred stock
                                                  ---------------------------
Net Income for Common Stock                                         $189,326
                                                  ===========================

Public Service Company of Oklahoma                      Exhibit 2 (b)
Consolidated Statement of Income                         Page 1 of 1

-----------------------------------------------------------------------------
                                                        Twelve Months
                                                     Ended Decemeber 31,

                                                             2000

                                                  ---------------------------
                                                         (thousands)

Electric Operating Revenues                                         $962,609
                                                  ---------------------------

Operating Expenses and Taxes

    Fuel                                                             402,933
    Purchased Power                                                  155,087
    Other Operating                                                  121,697
    Maintenance                                                       45,858
    Depreciation and Amortization                                     76,418
    Taxes Other Than Federal Income Taxes                             33,235
    Federal Income Taxes                                              30,712
                                                  ---------------------------
                                                                     865,940

                                                  ---------------------------
Operating Income                                                      96,669
                                                  ---------------------------

Nonoperating Income (Loss)                                             8,974
                                                  ---------------------------

Income Before Interest Charges                                       105,643
                                                  ---------------------------


Interest Charges                                                      38,980
                                                  ---------------------------

Net Income                                                            66,663
  Less:  Preferred stock dividends                                       212
                                                  ---------------------------

Net Income for Common Stock                                          $66,451
                                                  ===========================

Southwestern Electric Power Company                     Exhibit 2 (c)
Consolidated Statement of Income                         Page 1 of 1

-----------------------------------------------------------------------------
                                                        Twelve Months
                                                      Ended December 31,

                                                             2000

                                                  ---------------------------
                                                         (thousands)


Electric Operating Revenues                                       $1,124,210
                                                  ---------------------------

Operating Expenses and Taxes

    Fuel                                                             498,805
    Purchased Power                                                   77,792
    Other Operating                                                  159,459
    Maintenance                                                       75,123
    Depreciation and Amortization                                    104,679
    Taxes Other Than Federal Income Taxes                             56,283
    Federal Income Taxes                                              23,791
                                                  ---------------------------
                                                                     995,932

                                                  ---------------------------

Operating Income                                                     128,278
                                                  ---------------------------

Nonoperating Income (Loss)                                             3,851
                                                  ---------------------------

Nonoperating Income (Loss)                                           132,129
                                                  ---------------------------

Income Before Interest Charges                                        59,457
                                                  ---------------------------



Net Income                                                            72,672
    Less: Preferred stock dividends
                                                                         229

                                                  ---------------------------
Net Income for Common Stock                                          $72,443
                                                  ===========================

West Texas Utilities Company                       Exhibit 2 (d)
Statement of Income                                 Page 1 of 1

------------------------------------------------------------------------
                                                   Twelve Months
                                                Ended Decemeber 31,

                                                        2000

                                             ---------------------------
                                                    (thousands)

Electric Operating Revenues                                    $572,794
                                             ---------------------------

Operating Expenses and Taxes

    Fuel                                                        183,154
    Purchased Power                                             127,583
    Other Operating                                              93,078
    Maintenance                                                  21,241
    Depreciation and Amortization                                55,172
    Taxes Other Than Federal Income Taxes                        25,321
    Federal Income Taxes                                         14,904
                                             ---------------------------
                                                                520,453

                                             ---------------------------
Operating Income                                                 52,341
                                             ---------------------------

Nonoperating Income (Loss)                                      (1,675)
                                             ---------------------------

Income Before Interest Charges                                   50,666
                                             ---------------------------

Interest Charges                                                 23,216
                                             ---------------------------

Net Income                                                       27,450

    Less: Preferred stock dividends

                                                                    104

                                             ---------------------------
Net Income for Common Stock                                     $27,346
                                             ===========================

Central and South West Services                    Exhibit 2 (e)
Statement of Income                                 Page 1 of 1

------------------------------------------------------------------------
                                                   Twelve Months
                                                 Ended December 31,

                                                        2000

                                             ---------------------------
                                                    (thousands)

Operating Expenses and Taxes
    Fuel

                                                                  3,582

    Other operating

                                                                295,078

    Maintenance

                                                                  6,591

    Depreciation and amortization

                                                                 13,838

    Taxes other than federal income taxes
                                                                 10,932

    Federal income taxes

                                                                   (91)

                                             ---------------------------
Operating (Loss)
                                                              (329,930)

Other Income and (Deductions)
                                                                336,294

    Services rendered to associates
                                                                     --
                                             ---------------------------
Income Before Interest Charges

                                                                (6,364)
                                              .
Interest Charges
    Interest on long-term debt
                                                                    177

    Interest on short-term debt and other
                                                                  6,187

                                             ---------------------------

                                                                  6,364

                                             ---------------------------

Net Income for Common Stock                               $          --
                                             ===========================